GMAC RFC

Statement to Certificateholder

Distribution Information	Deal Information
1. Distribution Summary	**Deal Name:** Residential Accredit Loans Inc, 2007-QH3
2. Factor Summary	**Asset Type:** Mortgage Asset-Backed Pass-Through Certificates
3. Components Information *(Not Applicable)*	
4. Interest Summary	**Closing Date:** 03/29/2007
	First Distribution Date: 04/25/2007
5. Other Income Detail	
6. Interest Shortfalls, Compensation and Expenses	**Determination Date:** 05/23/2007
	Distribution Date: 05/25/2007
7. Prepayment Interest and Basis Risk/Net WAC Shortfall Amounts	**Record Date:**
8. Collateral Summary	Book-Entry: 05/24/2007
	Definitive: 04/30/2007
9. Repurchase Information	
10. Loan Status Report (Delinquencies)	
11. Deal Delinquencies (30 Day Buckets)	**Trustee:** Deutsche Bank Trust Company Americas
12. Loss Mitigation and Servicing Modifications	**Main Telephone:** 714-247-6000
13. Losses and Recoveries	**GMAC-RFC**
14. Credit Enhancement Report	**Bond Administrator:** Nicholas Gisler
15. Distribution Percentages *(Not Applicable)*	**Telephone:** 818-260-1628
16. Overcollateralization Summary	**Pool(s):** 40508
17. Excess Cash Flow, Overcollateralization Provisions and Derivative Amounts	
18. Performance Tests	
19. Lender Paid Mortgage Insurance *(Not Applicable)*	
20. Comments	

GMAC RFC

Residential Accredit Loans Inc, 2007-QH3

May 25, 2007

1. Distribution Summary

Class	CUSIP	Original Face Value	Beginning Notional / Principal Balance	Pass - Through Rate	Principal Distribution	Interest Distribution	Total Distribution (3) + (4) = (5)	Principal Loss	Interest Loss	Deferred Interest	Ending Notional/ Principal Balance (1)-(3)-(6)+(8)=(9)
		(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)	
A-1	74922WAA7	198,727,000.00	198,726,995.69	5.48000000	527,210.31	1,023,577.17	1,550,787.48	0.00	0.00	0.00	198,199,785.38
A-2	74922WAB5	82,803,000.00	82,802,998.20	5.53000000	219,671.18	432,955.50	652,626.68	0.00	0.00	0.00	82,583,327.02
A-3	74922WAC3	49,682,000.00	49,681,998.92	5.57000000	131,803.24	262,877.46	394,680.70	0.00	0.00	0.00	49,550,195.68
M-1	74922WAD1	3,513,000.00	3,513,000.00	5.77000000	0.00	19,784.39	19,784.39	0.00	0.00	0.00	3,513,000.00
M-2	74922WAE9	4,390,000.00	4,390,000.00	5.82000000	0.00	25,071.94	25,071.94	0.00	0.00	0.00	4,390,000.00
M-3	74922WAF6	1,756,000.00	1,756,000.00	5.92000000	0.00	10,307.59	10,307.59	0.00	0.00	0.00	1,756,000.00
M-4	74922WAG4	1,581,000.00	1,581,000.00	6.02000000	0.00	9,531.39	9,531.39	0.00	0.00	0.00	1,581,000.00
M-5	74922WAH2	1,229,000.00	1,229,000.00	6.07000000	0.00	7,506.86	7,506.86	0.00	0.00	0.00	1,229,000.00
M-6	74922WAJ8	1,229,000.00	1,229,000.00	6.12000000	0.00	7,604.45	7,604.45	0.00	0.00	0.00	1,229,000.00
M-7	74922WAK5	1,230,000.00	1,230,000.00	6.82000000	0.00	8,978.33	8,978.33	0.00	0.00	0.00	1,230,000.00
M-8	74922WAL3	1,580,000.00	1,580,000.00	6.82000000	0.00	11,533.15	11,533.15	0.00	0.00	0.00	1,580,000.00
M-9	74922WAM1	1,756,000.00	1,756,000.00	6.82000000	0.00	12,817.85	12,817.85	0.00	0.00	0.00	1,756,000.00
SB	74922WAN9	1,757,060.23	2,529,819.12	0.00000000	773,653.82	302,300.52	1,075,954.34	0.00	0.00	0.00	1,756,165.30
R-I	74922WAP4	0.00	0.00	0.00000000	0.00	0.00	0.00	0.00	0.00	0.00	0.00
R-II	74922WAQ2	0.00	0.00	0.00000000	0.00	0.00	0.00	0.00	0.00	0.00	0.00
R-III	74922WAR0	0.00	0.00	0.00000000	0.00	0.00	0.00	0.00	0.00	0.00	0.00
R-X	74922WAS8	0.00	0.00	0.00000000	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Deal Totals		**351,233,060.23**	**352,005,811.93**		**1,652,338.55**	**2,134,846.60**	**3,787,185.15**	**0.00**	**0.00**	**0.00**	**350,353,473.38**

2. Factor Summary

Amount /Original Amount per $1000 unit)

Class	CUSIP	Beginning Notional/ Principal Balance Factor	Principal Distribution Factor	Interest Distribution Factor	Total Distribution Factor	Deferred Interest Factor	Interest Shortfall Factor	Ending Notional/ Principal Balance Factor
A-1	74922WAA7	999.99997831	2.65293750	5.15066986	7.80360736	0.00000000	0.00000000	997.34704081
A-2	74922WAB5	999.99997826	2.65293745	5.22874171	7.88167917	0.00000000	0.00000000	997.34704081
A-3	74922WAC3	999.99997826	2.65293748	5.29120124	7.94413872	0.00000000	0.00000000	997.34704078
M-1	74922WAD1	1,000.00000000	0.00000000	5.63176487	5.63176487	0.00000000	0.00000000	1,000.00000000
M-2	74922WAE9	1,000.00000000	0.00000000	5.71114806	5.71114806	0.00000000	0.00000000	1,000.00000000
M-3	74922WAF6	1,000.00000000	0.00000000	5.86992597	5.86992597	0.00000000	0.00000000	1,000.00000000
M-4	74922WAG4	1,000.00000000	0.00000000	6.02870968	6.02870968	0.00000000	0.00000000	1,000.00000000
M-5	74922WAH2	1,000.00000000	0.00000000	6.10810415	6.10810415	0.00000000	0.00000000	1,000.00000000
M-6	74922WAJ8	1,000.00000000	0.00000000	6.18751017	6.18751017	0.00000000	0.00000000	1,000.00000000
M-7	74922WAK5	1,000.00000000	0.00000000	7.29945528	7.29945528	0.00000000	0.00000000	1,000.00000000
M-8	74922WAL3	1,000.00000000	0.00000000	7.29946203	7.29946203	0.00000000	0.00000000	1,000.00000000
M-9	74922WAM1	1,000.00000000	0.00000000	7.29945900	7.29945900	0.00000000	0.00000000	1,000.00000000
SB [1]	74922WAN9							
R-I	74922WAP4	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000
R-II	74922WAQ2	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000
R-III	74922WAR0	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000
R-X	74922WAS8	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000

[1] Factors not reported for OC Classes

Deal Factor :	99.74957174%

4. Interest Summary

The following section only reports information for classes that have accrued interest for this distribution.

Class	Accrual Period		Accrual Methodology	Beginning Notional/Principal Balance	Pass-Through Rate	Optimal Interest Amount	Interest Loss	Deferred Interest	Interest Shortfall Amount	Other Income	Interest Distribution (1)-(2)-(3)-(4)+(5)=(6)	Accrued Certificate Interest Remaining Unpaid
	Start	End				(1)	(2)	(3)	(4)	(5)	(6)	
A-1	04/25/2007	05/24/2007	Actual/360	198,726,995.69	5.48000000	907,519.95	0.00	0.00	0.00	0.00	1,023,577.17	0.00
A-2	04/25/2007	05/24/2007	Actual/360	82,802,998.20	5.53000000	381,583.82	0.00	0.00	0.00	0.00	432,955.50	0.00
A-3	04/25/2007	05/24/2007	Actual/360	49,681,998.92	5.57000000	230,607.28	0.00	0.00	0.00	0.00	262,877.46	0.00
M-1	04/25/2007	05/24/2007	Actual/360	3,513,000.00	5.77000000	16,891.68	0.00	0.00	0.00	0.00	19,784.39	0.00
M-2	04/25/2007	05/24/2007	Actual/360	4,390,000.00	5.82000000	21,291.50	0.00	0.00	0.00	0.00	25,071.94	0.00
M-3	04/25/2007	05/24/2007	Actual/360	1,756,000.00	5.92000000	8,662.93	0.00	0.00	0.00	0.00	10,307.59	0.00
M-4	04/25/2007	05/24/2007	Actual/360	1,581,000.00	6.02000000	7,931.35	0.00	0.00	0.00	0.00	9,531.39	0.00
M-5	04/25/2007	05/24/2007	Actual/360	1,229,000.00	6.07000000	6,216.69	0.00	0.00	0.00	0.00	7,506.86	0.00
M-6	04/25/2007	05/24/2007	Actual/360	1,229,000.00	6.12000000	6,267.90	0.00	0.00	0.00	0.00	7,604.45	0.00
M-7	04/25/2007	05/24/2007	Actual/360	1,230,000.00	6.82000000	6,990.50	0.00	0.00	0.00	0.00	8,978.33	0.00
M-8	04/25/2007	05/24/2007	Actual/360	1,580,000.00	6.82000000	8,979.67	0.00	0.00	0.00	0.00	11,533.15	0.00
M-9	04/25/2007	05/24/2007	Actual/360	1,756,000.00	6.82000000	9,979.93	0.00	0.00	0.00	0.00	12,817.85	0.00
SB	04/01/2007	04/30/2007	30/360	2,529,819.12	0.00000000	0.00	0.00	0.00	0.00	302,300.52	302,300.52	0.00
Deal Totals				**352,005,811.93**		**1,612,923.20**	**0.00**	**0.00**	**0.00**	**302,300.52**	**2,134,846.60**	**0.00**

Current Index Rates

Index Type	Rate	Classes
BTLIB TEL 25 -2BD	5.32000000	A-1, A-2, A-3, M-2, M-4, M-6, M-8, M-9, M-7, M-5, M-3, M-1

Net Deferred Interest Amount: $0.00

5. Other Income Detail

Class	Prepayment Charges	Remaining Excess Cash Flow and OC Release Amount	Other Income Distribution
	(1)	(2)	(1) + (2) = (3)
SB	40,411.55	1,035,542.79	1,075,954.34
Deal Totals	**40,411.55**	**1,035,542.79**	**1,075,954.34**

6. Interest Shortfalls, Compensation and Expenses

	Current Prepayment Interest Shortfall Amount	Compensating Interest	Net Prepayment Interest Shortfall Amount (1) - (2)=(3)	Civil Relief Act Shortfall Count	Civil Relief Act Shortfall Amount	Compensation		Advances		Allowable Expenses per Governing Documents	Non - Recoverable Advances
						Subservicer	Master Servicer	Subservicer	Master Servicer		
	(1)	(2)	(3)								
Deal Totals	**1,474.69**	**1,474.69**	**0.00**	**0**	**0.00**	**110,023.82**	**12,006.35**	**21,371.72**	**0.00**	**0.00**	**0.00**



7. Prepayment Interest and Basis Risk/Net WAC Shortfall Amounts

(A) Prepayment Interest Shortfall Amounts

Class	Current Period	Prior Unpaid	Prior Unpaid Accrued Interest	Total Paid	Remaining Unpaid (1)+(2)+(3)-(4)=(5)
	(1)	(2)	(3)	(4)	(5)
A-1	0.00	0.00	0.00	0.00	0.00
A-2	0.00	0.00	0.00	0.00	0.00
A-3	0.00	0.00	0.00	0.00	0.00
M-1	0.00	0.00	0.00	0.00	0.00
M-2	0.00	0.00	0.00	0.00	0.00
M-3	0.00	0.00	0.00	0.00	0.00
M-4	0.00	0.00	0.00	0.00	0.00
M-5	0.00	0.00	0.00	0.00	0.00
M-6	0.00	0.00	0.00	0.00	0.00
M-7	0.00	0.00	0.00	0.00	0.00
M-8	0.00	0.00	0.00	0.00	0.00
M-9	0.00	0.00	0.00	0.00	0.00
SB	0.00	0.00	0.00	0.00	0.00
R-I	0.00	0.00	0.00	0.00	0.00
R-II	0.00	0.00	0.00	0.00	0.00
R-III	0.00	0.00	0.00	0.00	0.00
R-X	0.00	0.00	0.00	0.00	0.00
Deal Totals	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**

(B) Basis Risk/Net WAC Shortfall Amounts

Class	Current Period Uncompensated	Prior Unpaid	Prior Unpaid Accrued Interest	Total Paid	Remaining Unpaid (1)+(2)+(3)-(4)=(5)
	(1)	(2)	(3)	(4)	(5)
A-1	0.00	0.00	0.00	0.00	0.00
A-2	0.00	0.00	0.00	0.00	0.00
A-3	0.00	0.00	0.00	0.00	0.00
M-1	0.00	0.00	0.00	0.00	0.00
M-2	0.00	0.00	0.00	0.00	0.00
M-3	0.00	0.00	0.00	0.00	0.00
M-4	0.00	0.00	0.00	0.00	0.00
M-5	0.00	0.00	0.00	0.00	0.00
M-6	0.00	0.00	0.00	0.00	0.00
M-7	0.00	0.00	0.00	0.00	0.00
M-8	0.00	0.00	0.00	0.00	0.00
M-9	0.00	0.00	0.00	0.00	0.00
SB	0.00	0.00	0.00	0.00	0.00
R-I	0.00	0.00	0.00	0.00	0.00
R-II	0.00	0.00	0.00	0.00	0.00
R-III	0.00	0.00	0.00	0.00	0.00
R-X	0.00	0.00	0.00	0.00	0.00
Deal Totals	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**

Statement to Certificateholder

Residential Accredit Loans Inc, 2007-QH3

May 25, 2007

8. Collateral Summary

A. Loan Count and Balances

		Original Loan Count/ Scheduled Principal Balance	Beginning Loan Count/ Scheduled Principal Balance	Scheduled Principal	Curtailments	Payoffs	Matured Loans	Repurchases	Beginning Aggregate Scheduled Principal Balance of Liquidations/ Charge-offs	Ending Loan Count/Scheduled Principal Balance
Deal Totals	**Count**	924	924	N/A	224	8	0	0	0	916
	Balance/Amount	351,233,060.23	352,005,811.93	-764,487.56	(191,893.38)	2,608,719.48	N/A	0.00	0.00	350,353,473.39

B. Weighted Averages

	Beginning Weighted Average Gross Mortgage Rate	Ending Weighted Average Gross Mortgage Rate	Ending Weighted Average Remaining Amortization Term	Ending Weighted Average Months to Maturity	Beginning Weighted Average Net Mortgage Rate	Ending Weighted Average Net Mortgage Rate	Beginning Weighted Average Unmodified Net Mortgage Rate	Net Weighted Average Cap Rate	Weighted Average Net Rate
Deal Totals	7.27802161	7.27686757	357.74	357.45	6.85302161	6.85186757	6.85302161	N/A	N/A

C. Constant Prepayment Rate

	1 Month CPR	3 Month CPR	6 Month CPR	12 Month CPR	Life CPR
Deal Totals	7.92%				4.17%

Net WAC CAP Rate: 6.853022%

Available Funds Rate: 6.853022%

GMAC RFC

9. Repurchases

		Breaches Of Representations and Warranties	ARM Conversions	Optional Repurchases of Defaulted Loans	Others	Total (1)+(2)+(3)+(4)=(5)
		(1)	(2)	(3)	(4)	(5)
Deal Totals	**Count**	0	0	0	0	0
	Scheduled Balance	0.00	0.00	0.00	0.00	0.00

10. Loan Status Report

Delinquency Calculation Method: Mortgage Bankers Association

Deal Totals	Current / Delinquent		Bankruptcy		Foreclosure		REO			Total	
	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Actual Balance	Count	Scheduled Balance
Current	897	344,395,123.86	0	0.00	0	0.00	0	0.00	0.00	897	344,395,123.86
30 days	19	5,958,349.53	0	0.00	0	0.00	0	0.00	0.00	19	5,958,349.53
60 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
90 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
120 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
150 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
180 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
181+ days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
Total	916	350,353,473.39	0	0.00	0	0.00	0	0.00	0.00	916	350,353,473.39
Current	97.93%	98.30%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	97.93%	98.30%
30 days	2.07%	1.70%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	2.07%	1.70%
60 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
90 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
120 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
150 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
180 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
181+ days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Total	100.00%	100.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	100.00%	100.00%

11. Delinquency Data

	Count / % Count	Balance / % Balance		Count / % Count	Balance / % Balance		Count / % Count	Balance / % Balance		Count / % Count	Balance / % Balance		Count / % Count	Balance / % Balance
1 Month	19	5,958,349.53	13 Months	0	0.00	25 Months	0	0.00	37 Months	0	0.00	49 Months	0	0.00
	2.07%	1.70%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
2 Months	0	0.00	14 Months	0	0.00	26 Months	0	0.00	38 Months	0	0.00	50 Months	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
3 Months	0	0.00	15 Months	0	0.00	27 Months	0	0.00	39 Months	0	0.00	51 Months	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
4 Months	0	0.00	16 Months	0	0.00	28 Months	0	0.00	40 Months	0	0.00	52 Months	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
5 Months	0	0.00	17 Months	0	0.00	29 Months	0	0.00	41 Months	0	0.00	53 Months	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
6 Months	0	0.00	18 Months	0	0.00	30 Months	0	0.00	42 Months	0	0.00	54 Months	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
7 Months	0	0.00	19 Months	0	0.00	31 Months	0	0.00	43 Months	0	0.00	55 Months	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
8 Months	0	0.00	20 Months	0	0.00	32 Months	0	0.00	44 Months	0	0.00	56 Months	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
9 Months	0	0.00	21 Months	0	0.00	33 Months	0	0.00	45 Months	0	0.00	57 Months	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
10 Months	0	0.00	22 Months	0	0.00	34 Months	0	0.00	46 Months	0	0.00	58 Months	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
11 Months	0	0.00	23 Months	0	0.00	35 Months	0	0.00	47 Months	0	0.00	59 Months	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
12 Months	0	0.00	24 Months	0	0.00	36 Months	0	0.00	48 Months	0	0.00	60+ Months	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%

12. Loss Mitigation and Servicing Modifications

	Modification Type	Current Count	Current Scheduled Balance	1 Payment Count	1 Payment Scheduled Balance	2 Payments Count	2 Payments Scheduled Balance	3+ Payments Count	3+ Payments Scheduled Balance	Foreclosure Count	Foreclosure Scheduled Balance	REO Count	REO Scheduled Balance	Total Count	Total Scheduled Balance
Deal Totals	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00

	Modification Type	Payoffs Current Month Count	Payoffs Current Month Scheduled Balance	Payoffs Cumulative Count	Payoffs Cumulative Scheduled Balance	Repurchases Current Month Count	Repurchases Current Month Scheduled Balance	Repurchases Cumulative Count	Repurchases Cumulative Scheduled Balance	Liquidations Current Month Count	Liquidations Current Month Scheduled Balance	Liquidations Cumulative Count	Liquidations Cumulative Scheduled Balance	Total Current Month Count	Total Current Month Scheduled Balance	Total Cumulative Count	Total Cumulative Scheduled Balance
Deal Totals	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00

13. Losses and Recoveries

A. Current Cycle Realized Losses

Current Period Realized Losses		Liquidations	Charge-Offs	Servicing Modifications	Bankruptcy Losses	Total
Deal Totals	Loss Count	0	0	0	0	0
	Beginning Aggregate Scheduled Balance	0.00	0.00	0.00	0.00	0.00
	Principal Portion of Loss	0.00	0.00	0.00	0.00	0.00
	Interest Portion of Loss	0.00	0.00	0.00	0.00	0.00
	Total Realized Loss	0.00	0.00	0.00	0.00	0.00

B. Cumulative Realized Losses

Cumulative Realized Losses		Liquidations	Charge-Offs	Servicing Modifications	Bankruptcy Losses	Total
Deal Totals	Loss Count	0	0	0	0	0
	Total Realized Loss	0.00	0.00	0.00	0.00	0.00

C. Subsequent Recoveries

Subsequent Recoveries		Current Period	Cumulative
Deal Totals	Subsequent Recoveries Count	0	0
	Subsequent Recoveries	0.00	0.00
	Net Loss [1]	0.00	0.00
	Net Loss % [2]	0.00%	0.00%

[1] Total Realized Loss less Subsequent Recoveries

[2] Net Loss % of Original Balance

D. Default Percentages

Default Loss Percentage	1 Month	3 Months	6 Months	12 Months	Life of Deal
Monthly Default Rate	0.00%				0.00 %
Constant Default Rate	0.00%				0.00%

1-Month MDR (Current Month) =   SUM(Beginning Scheduled balances of liquidating loans) / [SUM(Beginning Scheduled loan balances)- SUM(Scheduled Principal payments)]

m-Month = 3, 6, 12, months or the life of deal to date

m-Month MDR(over m months in period where n is current month)= $1-[(1-MDR_{n-m+1}) * (1-MDR_{n-m+2}) *\ldots* (1-MDR_{n-1}) * (1-MDR_n)]^{\wedge}(1/m)$

$CDR_m = 1- [(1- MDR_m)^{\wedge}12]$,where m is number of months in period

14. Credit Enhancement Report

Reserve Accounts

Description	Source	Beginning Balance	DEPOSITS		WITHDRAWALS		Ending Balance
			Investment Earnings	Other Deposits	Draws	Releases	
Supplemental Interest Trust Account		0.00	0.00	84,182.19	84,182.19	0.00	0.00
Collateral Account		0.00	0.00	0.00	0.00	0.00	0.00

Hedge Agreements

Description	Provider	Termination Date	Amount Received From Provider	Amount Paid to Provider
Swap Agreement	Barclays Bank Plc	03/25/2012	1,492,830.85	1,408,648.66

16. Overcollateralization Summary

	Prior Required Overcollateralization Amount	Beginning Overcollateralization Amount	Overcollateralization Increase/(Reduction) Amount	Ending Overcollateralization Amount	Current Required Overcollateralization Amount
Deal Total	1,756,165.30	2,529,819.12	(773,653.82)	1,756,165.30	1,756,165.30

17. Excess Cashflow, Overcollateralization and Derivative Amounts

	Excess Cashflow and Derivative Summary	
(1)	Scheduled Unmodified Net Interest	2,010,252.86
(2)	Interest Losses	0.00
(3)	Subsequent Recoveries	0.00
(4)	Interest Adjustment Amount	0.00
(5)	Certificate Interest Amount	1,612,923.19
(6)	Net Deferred Interest Amount	0.00
(7)	Yield Maintenance/Swap Payment Amount - IN	84,182.19
(8)	Yield Maintenance/Swap Payment Amount - OUT	0.00
(9)	OC Reduction Amount	773,653.82
(10)	Excess Cashflow Prior to OC Provisions	1,255,165.68

	Overcollateralization and Derivative Amounts	
	Excess Cashflow Prior to OC Provisions	1,255,165.68
(1)	Unreimbursed Principal Portion of Realized Losses	0.00
(2)	Principal Portion of Realized Losses	0.00
(3)	Overcollateralization Increase	0.00
(4)	Prepayment Interest Shortfall	0.00
(5)	Unpaid PPIS With Accrued Interest	0.00
(6)	Interest Carry Forward Amount	219,622.89
(7)	Basis Risk Shortfall Carry-Forward Amount	0.00
(8)	Relief Act Shortfall	0.00
(9)	Unreimbursed Realized Losses	0.00
(10)	Swap Termination Payment Amount	0.00
(11)	Swap Term Payment covered by Swap - No Swap Trigger Event	0.00
(12)	Unpaid Accrued Interest covered by Swap Agreement	0.00

GMAC RFC

(13)	Realized Loss covered by Swap	0.00
(14)	Overcollateralization Increase covered by Swap	0.00
(15)	Interest Carry Forward Amount Covered by Swap	0.00
(16)	Basis Risk Shortfall covered by Swap	0.00
(17)	Swap Term Payment due to Swap Trigger Event covered by Swap	0.00
(18)	To Class SB Certificates	1,035,542.79

18. Performance Tests

Current Distribution Date >= Target Distribution	
Current Distribution Period	2
StepDownTarget Distribution Period	37
Current Distribution Date >= Target Distribution Date	False
Stepdown Date - Senior Enhancement Test	
Current Senior Enhancement Percent - Actual value	5.93509700%
Specified Senior Enhancement Percent - Target value	14.25000000%
Senior Enhance Pct >= Specified Senior Enhance Pct (Actual End Balance <= Target End Balance)	False
StepDown Date and Senior Enhancement pass	
Current Distribution Date >= Target Distribution Date	False
Senior Enhance Pct >= Specified Senior Enhance Pct (Actual End Balance <= Target End Balance)	False
After StepDown Date and Senior Enh Percent >= Target Percent	False
Sixty-Plus Delinquency Percentage >= Target %	
3-Month Average Sixty-Plus Delinquency Percentage - Actual Value	0.00000000%
Senior Enhancement Delinquency Percentage - Target Value	2.37403900%
Sixty-Plus Delinquency Percentage >= Senior Enhancement Delinquency Percentage Target	False
Aggregate Realized Loss % >= Scheduled Loss %	
Aggregate Realized Loss Percentage - Actual Value	0.00000000%
Scheduled Loss Target Percent	0.15000000%
Aggregate Realized Loss Percentage >= Scheduled Loss Percent	False
Trigger Event is in effect?	
Sixty-Plus Delinquency Percentage >= Senior Enhancement Delinquency Percentage Target	False
Aggregate Realized Loss Percentage >= Scheduled Loss Percent	False
Trigger Event is in effect	False

Stepdown Date and Trigger Event in effect	
Stepdown Date has occurred	False
Trigger Event is in effect	False
Trigger Event is in effect on or after StepDown Date	False

20. Comments

Comments: Interest Rate Carryforward Amount:
 Begin. Bal   Ending Bal.
A-1 $115,529.64 $0.00
A-2 $51,136.03 $0.00
A-3 $32,121.09 $0.00
M-1 $2,878.87 $0.00
M-2 $3,762.19 $0.00
M-3 $1,636.58 $0.00
M-4 $1,592.05 $0.00
M-5 $1,283.68 $0.00
M-6 $1,329.77 $0.00
M-7 $1,976.60 $0.00
M-8 $2,539.05 $0.00
M-9 $2,821.88 $0.00

Credit Support Depletion Date has not occurred

ERISA Text: Each beneficial owner of any Certificate (or any interest therein) which provides credit enhancement for any other Certificate and is available in book-entry form, including any such Class M Certificate, shall be deemed to have represented, by virtue of its acquisition or holding of such Certificate (or interest therein), that either: a) it is not an employee benefit or other plan subject to the prohibited transaction provision of the Employee Retirement Income Security Act of 1974, as amended('ERISA'), or Section 4975 of the Internal Revenue Code of 1986, as amended (a 'Plan'), or any other person (including an investment manager, a named fiduciary or a trustee of any Plan) acting, directly or indirectly, on behalf of purchasing any Certificate with 'plan assets' of any Plan; or b) (i) the transferee is an insurance company, (ii) the source of funds to be used by it to purchase the Certificates is an 'insurance company general account' (within the meaning of Department of Labor Prohibited Transaction Class Exemption ('PTCE') 95-60), and (iii) the conditions set forth in Section I and III of PTCE 95-60 have been satisfied. Any purported beneficial owner of any such book-entry Certificate (or interest therein) to whom either (a) or (b) above does not apply shall indemnify and hold harmless the Company, the Trustee, the Master Servicer, any Subservicer, and the Trust Fund from and against any and all liabilities, claim, cost or expenses incurred by such parties as a result of its acquisition or holding of such Certificate.



Residential Accredit Loans, Inc. 2007-QH3
May 25, 2007

Cash Flow Received and Uses of Funds

Cash Flow Received	Amount
Principal and Interest Payments	3,673,123.33
Prepayment Premium	40,411.55
Liquidation and Insurance Proceeds	0.00
Subsequent Recoveries	0.00
Repurchase Proceeds	0.00
Other Deposits/Adjustments (including Derivatives Payment)	85,656.88
Total Deposits	3,799,191.76

Uses of Funds	Amount
Transfer to Certificate Account	3,787,185.15
Reimbursed Advances and Expenses	0.00
Master Servicing Compensation	12,006.62
Derivatives Payment	0.00
Total Withdrawals	3,799,191.77

Ending Balance	0.00